Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On July 30, 2009, the Chicago Board Options Exchange, Incorporated issued the following information circular.

IC09-220

July 30, 2009

To:	CBOE Members

From:	Alan J. Dean
Chief Financial Officer

Re:	Three Months and Six Months Ended June 30, 2009 Unaudited Financial Statements

Chicago Board Options Exchange (CBOE) reported total revenues of $109.4 for the quarter ended June 30, 2009, an increase of 12 percent compared with $97.6 million for the same period a year ago.  Income before income taxes was $47.5 million, up 8 percent compared with the second quarter of 2008.  For the first half of 2009, total revenues increased 3 percent to $207.9 million and income before income taxes declined 9 percent to $87.9 million versus the prior year.  CBOE’s financial results for the second quarter and first six months of 2009 included $8.3 million of revenue recognized in the second quarter for access fees assessed to certain temporary members for the first six months of 2009.

Financial Summary	Three Months Ended June 30					Six Months Ended June 30
(in thousands)	2009	2008	Chg		% chg	2009	2008	Chg		% chg
Total Revenues	$109,365	$97,575	$11,790		12%	$207,943	$201,890	$6,053		3%
Total Expenses	61,872	53,659	8,213		15%	120,061	105,218	14,843		14%
Income Before Income Taxes	47,493	43,916	3,577		8%	87,882	96,672	-8,790		-9%
Operating Margin	43.4%	45.0%	-1.6	pts	—	42.3%	47.9%	-5.6	pts	—
Net Income	$28,109	$25,403	$2,706		11%	$52,387	$56,011	$-3,624		-6%
Average Daily Volume	4,712	4,301	411		10%	4,597	4,462	135		3%

Review of Second-Quarter 2009 Financial Results:

Total revenues for the second quarter increased $11.8 million, or 12 percent, primarily due to higher other member fees and volume-related transaction fees, which increased by $9.6 and $4.2 million, respectively. These increases were partially offset by decreases in investment income and other revenues of $1.4 and $1.7 million, respectively.  The key factors influencing the change in revenues were as follows:

•                  The increase in other member fees primarily resulted from the recognition of $8.3 million in temporary member access fees and $1.3 million in interim trading permit revenue.  Based on the receipt of the Memorandum Opinion from the Delaware Court approving the Exercise Right

Settlement Agreement, CBOE, in the second quarter of 2009, recognized as revenue the access fees assessed to temporary members for the first six months of 2009 that will not be subject to the fee-based payments under the Settlement Agreement.  The interim trading permit program started in July 2008.

•                  Transaction fees increased 5 percent, driven by an 8-percent increase in trading volume for the second quarter of 2009 net of a 2-percent decline in the average transaction fee per contract.  Total options contracts traded for the quarter were 296.9 million compared with 275.2 million in last year’s second quarter.  CBOE’s total average contracts traded per day for the second quarter was up 10 percent to 4.71 million versus last year’s average of 4.30 million.  The average total transaction fee per contract was $0.272 for the quarter, down from $0.278 in the second quarter of 2008.  This decrease reflects a shift in the volume mix, with a lower percentage of CBOE’s total volume coming from its higher-margin product categories during the quarter and the impact of fee waivers implemented for certain transactions in response to competitive fee changes.  These factors have put some downward pressure on per-contract transaction fees.

•                  The drop in investment income in the quarter was due to lower yields on investments resulting from significantly lower interest rates.

•                  Other revenue declined due to lower revenue from order routing cancel fees and Internet advertising associated with CBOE’s website.

Expense Analysis; Excluding C2 Expenses Margin Percent Flat Year-Over-Year

Although total expenses increased $8.2 million, or 15 percent, for the second quarter of 2009 compared with 2008, CBOE continues to focus on disciplined expense management while prudently funding growth initiatives.  The key variables impacting expenses were:

•                  Trading volume incentives increased $3.4 million for the second quarter as a result of higher costs incurred for a designated primary market maker (DPM) linkage program and a liquidity provider program. The DPM market linkage program reimburses DPMs for the cost of linking customer orders to markets at other exchanges. The liquidity provider rebate program provides incentives to market participants for executing orders at CBOE as opposed to routing to away markets.

•                  Employee costs increased $2.7 million, mainly due to higher accrued expenses for projected 2009 incentive awards as compared to the second quarter of 2008, an increase in the number of employees, and pay increases granted in the third quarter of 2008.  CBOE had 596 employees at June 30, 2009 compared with 578 at the end of June 2008.  This increase primarily reflects employees hired to support C2, CBOE’s all-electronic exchange, which is expected to launch in late 2009 or early 2010.

•                  Data processing expenses were up $1.1 million principally due to higher data center costs and disaster recovery and hosting expenses, attributed primarily to C2.

•                  Expenses related to outside services increased $0.5 million from last year’s second quarter.  This increase primarily reflected higher consulting costs for systems and software development, partially offset by lower legal fees.

CBOE’s operating margin for the quarter, representing income before taxes as a percentage of total revenues, decreased to 43.4 percent from 45.0 percent for the second quarter of 2008, as expenses increased at a higher rate than revenues.  Excluding incremental expenses incurred for C2 during both the second quarter of 2009 and 2008, the operating margin percent was the same for each period.

Net income for the second quarter increased to $28.1 million, up 11 percent compared with $25.4 million in last year’s second quarter.

Overview of First-Half 2009 Financial Results

For the first six months of 2009, total revenues rose 3 percent mainly resulting from higher other member fees and volume-related transaction fees, which increased by $11.1 and $1.6 million, respectively.  These increases were partially offset by decreases in investment income and other income of $3.2 and $3.1 million, respectively.

Total options trading volume through June 2009 was up 2 percent to 570.0 million contracts compared with 557.8 million contracts last year.  CBOE’s average contracts traded per day increased to 4.60 million compared with 4.46 million, up 3 percent versus the first six months of 2008.  The total average transaction fee per contract was $0.281 through June 2009, down 1 percent from $0.285 for the six months ended June 30, 2008.

Expenses for the first six months of 2009 increased $14.8 million, or 14 percent, to $120.0 million compared with last year. This increase primarily was attributable to higher employee costs of $3.8 million, data processing expenses of $1.4 million, outside services costs of $2.1 million, trading volume incentives of $5.6 million and facilities costs of $1.0 million.

The increase in expenses, partially offset by growth in revenues, resulted in a decrease in CBOE’s operating margin to 42.3 percent for the six months ended June 30, 2009 from 47.9 percent in the same period for 2008.

For the six months ended June 30, 2009, CBOE reported net income of $52.4 million, a decrease of 6 percent from $56.0 million in the same period a year ago.  The decrease in net income was due to the net effect of a 14-percent increase in expenses for the first six months of 2009 partially offset by 3-percent growth in revenues and a lower effective tax rate compared with the same period in 2008.

Strong Balance Sheet and Liquidity Position

At June 30, 2009, CBOE had $339.9 million of available cash and cash equivalents on its balance sheet and no debt.  In addition, at the end of June, the balance sheet included restricted cash of $26.7 million, which represents deferred revenue from access fees paid by temporary members.  Working capital, defined as current assets minus current liabilities, increased by $26.6 million and $50.2 million for the second quarter and six months ended June 30, 2009, respectively, to $320.5 million at June 30, 2009.

Cash flow from operations was $28.7 million for the quarter and $78.4 million for the first six months of 2009, versus $12.7 million and $83.3 million for the same periods in 2008.  Capital expenditures totaled $10.9 million for the second quarter and $20.8 million for the first half of 2009.  The majority of capital spending supports CBOE’s ongoing effort to upgrade and enhance its systems capacity and capabilities, including hardware and capitalized software.

Questions may be directed to Debbie Koopman at 312-786-7136 or koopman@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended		YTD
(In thousands)	6/30/2009	6/30/2008	6/30/2009	6/30/2008
REVENUES:
Transaction fees	$80,815	$76,633	$160,424	$158,858
Other member fees	16,151	6,543	24,478	13,378
Options Price Reporting Authority income	4,879	4,931	9,855	10,190
Regulatory fees	4,945	3,804	7,832	7,797
Investments income	380	1,770	892	4,126
Other	2,195	3,894	4,462	7,541
Total Revenues	109,365	97,575	207,943	201,890

EXPENSES:
Employee costs	20,939	18,236	41,213	37,441
Depreciation and amortization	6,885	6,571	13,769	13,142
Data processing	5,734	4,603	10,251	8,891
Outside services	7,501	7,042	14,085	11,956
Royalty fees	7,810	7,825	15,781	16,233
Trading volume incentives	6,798	3,417	12,502	6,907
Travel and promotional expenses	3,147	2,907	5,423	5,269
Facilities costs	1,376	1,161	2,617	1,594
Net loss from investment in affiliates	251	151	477	410
Other	1,431	1,746	3,943	3,375
Total Expenses	61,872	53,659	120,061	105,218

INCOME BEFORE TAXES	47,493	43,916	87,882	96,672

PROVISION FOR INCOME TAXES	19,384	18,513	35,495	40,661

NET INCOME	$28,109	$25,403	$52,387	$56,011

Other Statistics
Trading Days	63	64	124	125
Contracts Traded:
CBOE Options Contracts	296,877,439	275,248,150	569,980,817	557,759,425
Options Contracts Per Day	4,712,340	4,300,752	4,596,619	4,462,075
CFE Futures Contracts	169,565	322,027	302,508	608,528
Futures Contracts Per Day	2,692	5,032	2,440	4,868
Total Transaction Fees Per Contract	$0.272	$0.278	$0.281	$0.285

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	6/30/2009	3/31/2009	12/31/2008	6/30/2008
ASSETS

Cash and investments	$339,929	$317,754	$281,423	$239,604
Cash and investments - restricted	26,673	31,137	26,157	14,585
Other Current Assets	49,828	60,222	53,645	50,087
Total Current Assets	$416,430	$409,113	$361,225	$304,276

Investments in Affiliates/Subsidiary	3,699	3,950	5,699	6,172
Land	4,914	4,914	4,914	4,914
Property and Equipment - Net	88,950	86,650	84,934	68,474
Other Assets — Net	39,125	39,453	39,367	35,358

Total Assets	$553,118	$544,080	$496,139	$419,194

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$95,886	$115,124	$90,928	$76,620
Total Long-Term Liabilities	23,088	23,018	23,551	20,195
Total Members’ Equity	434,144	405,938	381,660	322,379

Total Liabilities and Members’ Equity	$553,118	$544,080	$496,139	$419,194

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended		YTD
(In thousands)	6/30/2009	6/30/2008	6/30/2009	6/30/2008
Cash Flows from Operating Activities:
Net Income	$28,109	$25,403	$52,387	$56,011

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	6,885	6,571	13,769	13,142
Amortization of banker fees re National Stock Exchange	0	0	23	23
Amortization of prior service costs	159	0	159	0
Equity in loss of OneChicago, LLC	251	151	477	410
Interest expense on post-retirement obligation	42	0	42	0
Loss/(gain) (net) on disposition of property	0	195	0	195
Deferred income taxes	(844)	(512)	(1,971)	(512)

Change in assets and liabilities:	(5,949)	(19,095)	13,487	14,015

Net Cash Flows from Operating Activities	28,653	12,713	78,373	83,284

Cash Flows from Investing Activities:
Capital and other assets expenditures	(10,922)	(10,715)	(20,752)	(16,374)
Restricted funds - temp access fees	4,464	(5,898)	(516)	(10,336)
Sale of NSX certificates of proprietary membership	0	0	1,500	1,500
Proceeeds from disposition of assets	0	105	0	105
Net Cash Flows from Investing Activities	(6,458)	(16,508)	(19,768)	(25,105)

Cash Flows from Financing Activities:
Payments for debt issuance costs	(20)	0	(99)	0
Net Cash Flows from Financing Activities	(20)	0	(99)	0

Net Increase in Cash and Cash Equivalents	22,175	(3,795)	58,506	58,179

Cash and Cash Equivalents at Beginning of Period	317,754	243,399	281,423	181,425
Cash and Cash Equivalents at End of Period	$339,929	$239,604	$339,929	$239,604

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$24,545	$38,750	$24,575	$39,475
Non-cash investing activities:
Change in post-retirement benefit obligation	(159)	0	(159)	0
Unpaid liability to acquire equipment and software	(2,064)	(3,520)	3,030	1,648